Exhibit 99.3

11 123456781 234567 81 234567 81 234567 81 234567 81 234567 81 234567 812345678 NAMETHE COMPANY NAME INC. - COMMON123,456,789,012.12345THE COMPANY NAME INC. - CLASS A123,456,789,012.12345THE COMPANY NAME INC. - CLASS B123,456,789,012.12345THE COMPANY NAME INC. - CLASS C123,456,789,012.12345THE COMPANY NAME INC. - CLASS D123,456,789,012.12345THE COMPANY NAME INC. - CLASS E123,456,789,012.12345THE COMPANY NAME INC. - CLASS F123,456,789,012.12345THE COMPANY NAME INC. - 401 K123,456,789,012.12345→ x020000000000JOB #1 OF21 OF2PAGESHARESCUSIP #SEQUENCE #THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.KEEP THIS PORTION FOR YOUR RECORDSDETACH AND RETURN THIS PORTION ONLYTO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature (Joint Owners)Signature [PLEASE SIGN WITHIN BOX]DateDate CONTROL #SHARES SCAN TO VIEW MATERIALS & VOTE 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0000573236_1 R1.0.0.24 LAVA THERAPEUTICS N.V. YALELAAN 60 3584 CM UTRECHT NETHERLANDS Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 06/ 14/ 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 06/ 14/ 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR proposals 1 through 6: For Against Abstain 1. To adopt annual accounts over the financial year 2021. 2. Ratify the appointment of the external auditor for the financial year 2022 for purposes of Dutch law. 3. To release the Company's directors from liability with respect to the performance of their duties during the financial year ended December 31, 2021. 4. To appoint James Nobel as non-executive director of the Company. 5. To appoint Jay Backstrom as non-executive director of the Company. 6. To extend authorization of the Company's board of directors to acquire shares (or depository receipts for such shares) in the Company's capital. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000573236_2 R1.0.0.24 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Annual General Meeting is available at www.proxyvote.com LAVA Therapeutics N.V. Annual General Meeting of Shareholders June 15, 2022, 7:30 AM CEST This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) any civil law notary, candidate civil law notary or lawyer working with NautaDutilh N.V. as proxy with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common shares of LAVA Therapeutics N.V. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on June 15, 2022 at 7:30 am Central European Summer Time at Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM") and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side